UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                    December                             , 2002
                  --------------------------------------------------------

                               Golar LNG Limited
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                (Translation of registrant's name into English)

           Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08,
--------------------------------------------------------------------------------
                Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F   X          Form 40-F
                                  ------                 ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No        X
                              ------                  ------
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Golar LNG Limited (the "Company"), dated November 30, 2002.

                                    Exhibit 1



                                  [Golar Logo]



                                Golar LNG Limited
                          Interim Report September 2002


o    Golar LNG reports third quarter EBITDA of $24.5 million

o Net income for the quarter amounts to $1.9 million after the impact of a net loss of $7.6 million as a result of the "mark to market" valuation of interest rate swaps.

o The Company's registration statement with the US Securities and Exchange Commission has been declared effective and the Company is aiming to start trading its shares on the Nasdaq National Market in mid December.

o    Firm Gas Prices world wide.

THIRD QUARTER AND NINE MONTHS RESULTS

Golar LNG reports net income of $1.9 million for the three months ended September 30, 2002, compared with a loss of $2.2 million for the same period last year. Earnings per share for the quarter were $0.03. This is after a gross charge of $12.7 million as a result of the movement of the fair value of interest rate swaps due to the reduction in long-term interest rates between June and September 2002. Earnings before interest, tax, depreciation and amortisation (EBITDA) for the quarter were $24.5 million compared with $21.9 million for the comparable period in 2001.

Net operating revenue for the quarter was $32.6 million and average daily time charter equivalents (TCE's) were $58,400. Total vessel operating expenses were $6.6 million.

Administration costs of $1.5 million include costs of $0.3 million which represent Golar's 10 per cent share of expenses incurred by the Baja LNG joint venture in respect of project development activities undertaken.

Net interest expense for the quarter was $5.6 million, which reflects continued benefit from lower USD LIBOR rates that have reduced the cost of floating rate loans. The main component of other financial items of $13.0 million was $12.7 million associated with the fair valuing of interest rate swaps. This has been caused by the significant fall in long-term swap interest rates between June 2002 and September 2002. The charge is offset by the minority interest element of 40 per cent resulting in a net book loss for Golar of $7.6 million.

Net income for the nine months to September 30, 2002 was $17.0 million (2001 net loss $4.8 million) and EBITDA was $72.7 million (2001 EBITDA $59.8 million). The improvement in net income from the previous year is a reflection of increased hire rates for four of the ships and a reduction in interest expenses. As noted above, net income is after the impact of the movement of the fair value of interest rate swaps. The total loss on the interest rate swap for the nine months was $17.9 million and after minority interest share the impact on net income was $10.7 million.

The weighted average number of shares outstanding as of September 30, 2002 and for the quarter then ended was 56,012,000. In view of the current newbuilding investment program, the Company will not pay a dividend for the third quarter 2002.

FINANCING

Since the end of the third quarter the Company has arranged and partially drawn down a $60 million facility that represents an increase in the original $325 million loan. The new facility reflects the extended charter on the "Golar Freeze" as well as the changes in the timecharter rates implemented last year. In the fourth quarter, the Company has fixed the interest for an additional US$55 million of its long-term debt. Including margin, this deal gives a loan interest cost of approximately 5.9 per cent p.a. for the period of 12 years. The Company is in the process of covering more of its long-term debt with fixed interest arrangements.

As at September 30, 2002, the Company had outstanding loans received from its main shareholder, The Greenwich Holdings Group, of US$48 million. These loans have since been reduced to US$32 million. The Company is continuing the work, and has made progress, with respect to implementation of certain lease transactions. Subject to the completion of these lease transactions and, subject to an extension of the Greenwich facilities, the Board does not anticipate that any new equity will be needed in order to finance the remaining newbuilding program.

CORPORATE AND OTHER MATTERS

In view of the increased competition for experienced officers to man the fleet and, given that the size of the LNG fleet is scheduled to increase by 50 per cent over the next four years, the Company has, over the last few months, been evaluating different crewing strategy options. As part of this strategic review, the Company has signed an agreement with a Croatian crew management company. This agreement assures Golar access to a pool of officers with LNG experience and a proven track record, thus ensuring adequate resources to man both existing and new ships for the coming years. The Company is of the view that this represents an important strategic decision, which gives a clear competitive advantage.

The Board is pleased to announce that the Company's registration statement to register its shares under the Securities Exchange Act of 1934 with the US Securities and Exchange Commission has been declared effective and the Company is aiming to start trading its shares on the Nasdaq National Market in mid December.

MARKET

The last quarter saw the delivery of six new ships, two belonging to Nigeria LNG, one to Exmar, one to Shell, one to Brunei and one to MISC. The Exmar ship, Excalibur, returned to Exmar after being released from the Enron bankruptcy proceedings, was subsequently chartered to Tractebel Trading for a reported period of 18 months, but with options that could be extended for up to 20 years. According to market sources the rate for the first 18 month period is in excess of $80,000 per day. The other ships went directly into servicing charter agreements in place prior to their delivery, with the exception of the Shell ship, which is for use within the Shell Group's portfolio of LNG activities.

Gas prices on both sides of the Atlantic remained strong, which caused a high level of spot activity, particularly into the US. However, it is clear that this activity could have been significantly higher if there had been more shipping capacity available on a short-term basis. This can be illustrated by the fact that the Company received offers to bid for spot FOB cargoes , cargoes which could not be brought to the market due to lack of shipping capacity. It is expected that in 2003 there will be more than 7 million tons of uncommitted LNG production capacity available on a world-wide basis. Such uncommitted capacity is usually referred to as excess capacity. If all of this production capacity is sold and shipped, this will create the need for approximately 10 ships. Part of this extra capacity will remain unsold, part of it will be picked up by the increased efficiencies in the existing fleet. However, it should be expected that the excess production capacity will create a healthy market for shipping going forward.

The Asian LNG market has shown strong growth particularly driven by the shut down of Nuclear Power generators in Japan, and strong Korean demand.

There has also been some activity in the more standard long-term business sector with Egypt LNG (British Gas, Edison, and Egypt General Petroleum Corporation) announcing the signing of an agreement in principle with Gaz de France. This is for the sale and purchase, on an FOB basis, of the total output from one LNG train as from the end of 2005 by Gaz de France. This would amount to around 3.6 million tonnes per year of LNG, and the planned market is France. This represents half of the planned output from the plant, and the partners are currently seeking a market for the second train.

Several oil & gas companies including Statoil, TotalFinaElf, Sonatrach, Iberdrola and Gaz de France have entered or are in the process of entering the market in order to cover demand for LNG tonnage. This demand is partly due to increased trading activity in the LNG market and partly to cover specific projects.

OUTLOOK

The Company have specific discussions with several parties regarding long-term employment of the Company's three uncommitted newbuildings. The first of these ships becomes available in November 2003. The Board is satisfied with the progress in these discussions. However, due to the nature of the business, the shareholders should not expect that a final clarification regarding the uncommitted newbuildings will come before the second or third quarter of 2003. A clarification regarding the Baja and Saipem project should be expected in the first half of 2003.

The strength of the Gas market, the large volume of excess production capacity, and the limited number of open ships for the coming 1-2 year period, makes the Board comfortable with the Company's uncommitted capacity.

The Board has implemented a plan to reduce the Company's operating and administration costs. This plan should have effect from the fourth quarter of 2002.

Prior to market valuation adjustments of interest swap agreements, the Company expects a fourth quarter net income of slightly less than US$10 million.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

November 30, 2002
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Contact: Sveinung St0hle : Executive Vice President +47 906 03220, +4723114078 Tor Olav Tr0im: Director and Chief Executive Officer +47 906 88 267 Kate Blankenship: Chief Accounting Officer +441 295 4705


                  GOLAR LNG LIMITED THIRD QUARTER 2002 REPORT (UNAUDITED)


---------------------------------------------------------------------------------------------
 2001      2002     INCOME STATEMENT                              2002      2001      2001
Jul-Sept  Jul-Sept  (in thousands of $)                         Jan-Sept  Jan-Sept  Jan-Dec
                                                                                    (audited)
---------------------------------------------------------------------------------------------
  28,603    32,622  Net operating revenues                        97,143    82,382   114,223
   5,641     6,641  Vessel operating expenses                     20,239    17,051    24,537
   1,016     1,519  Administrative expenses                        4,228     3,672     8,232
       -         -  Restructuring expenses                             -     1,894     1,894
  21,946    24,462  Operating income before depreciation and      72,676    59,765    79,560
                    amortisation
   8,008     7,936  Depreciation and amortisation                 23,614    24,246    31,614
  13,938    16,526  Operating income after depreciation and       49,062    35,519    47,946
                    amortisation
     652       266  Interest income                                  843     2,803     3,254
 (7,836)   (5,878)  Interest expense                            (17,924)  (25,470)  (32,508)
(13,285)  (13,019)  Other financial items                       (18,925)  (20,224)  (12,363)
 (6,531)   (2,105)  Income (loss) before taxes and minority       13,056   (7,372)     6,329
                    interest
 (4,363)   (4,061)  Minority interest                            (4,110)   (2,811)     1,607
      58        39  Taxes                                            131       208       356
 (2,226)     1,917  Net income (loss)                             17,035   (4,769)     4,366

 ($0.04)     $0.03  Earnings (loss) per share ($)                  $0.30   ($0.09)     $0.08
---------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------
 BALANCE SHEET                                                  2002      2001        2001
(in thousands of $)                                            Sept 30   Sept 30      Dec 31
                                                                                    (audited)
---------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents (including short term deposits)        65,810     69,222    71,732
Other current assets                                              7,102      7,826     5,440
Amounts due from related parties                                    258        154       261
Long term
Newbuildings                                                    245,874    131,241   132,856
Vessel and equipment, net                                       623,984    646,664   641,371
Other long term assets                                            6,441      4,345     4,331
Total assets                                                    949,469    859,452   855,991

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                                43,136     30,603    41,053
Current indebtedness due to related parties                           -     85,278    85,278
Other current liabilities                                        49,011     35,324    28,566
Amounts due to related parties                                      652          -     1,049
Long term
Long term debt                                                  587,555    503,918   483,276
Long term debt due to related parties                            48,962          -         -
Other long term liabilities                                      17,013     15,987    16,552
Minority interest                                                11,708     21,513    25,820
Stockholders' equity                                            191,432    166,829   174,397
Total liabilities and stockholders' equity                      949,469    859,452   855,991
----------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------
STATEMENT OF CASH FLOWS                                    2002      2002
(in thousands of $)                                      Jul-Sept  Jan-Sept
-----------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                  1,917      17,035
Adjustments to reconcile net income to net cash
Provided by operating activities:
Depreciation and amortisation                               7,936      23,614
Amortisation of deferred charges                              131         681
(Loss) income attributable to minority interests          (4,061)     (4,110)
Change in market value of interest rate derivatives        12,685      17,894
Change in operating assets and liabilities                  3,005     (1,375)
Net cash provided by operating activities                  21,613      53,739

INVESTING ACTIVITIES
Additions to newbuildings                                (11,658)   (113,018)
Additions to vessels and equipment                        (1,285)     (4,150)
Net cash used in investing activities                    (12,943)   (117,168)

FINANCING ACTIVITIES
Proceeds from long-term debt                                2,372     134,274
Proceeds from long-term debt due to related parties             -      16,259
Repayments of long-term debt                              (7,500)    (27,912)
Repayments of short-term debt due to related parties            -    (52,575)
Financing costs paid                                        (161)     (2,537)
Dividends paid to minority shareholders                   (2,419)    (10,002)
Net cash  provided by financing activities                (7,708)      57,507

Net increase in cash and cash equivalents                     962     (5,922)
Cash and cash equivalents at beginning of period           64,848      71,732
Cash and cash equivalents at end of period                 65,810      65,810

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


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             Golar LNG Limited
                                             -----------------
                                               (Registrant)




Date        December 3, 2002        By     /s/ Kate Blankenship
            ----------------               --------------------
                                               Kate Blankenship
                                        Secretary and Chief Accounting Officer



03849.0002 #368557